As filed with the Securities and Exchange Commission on June 23, 1998


                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               (X) Annual report pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                          Commission file number 0-8664

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Circle International Group Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Circle International Group, Inc.
                               260 Townsend Street
                             San Francisco, CA 94107

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          CIRCLE INTERNATIONAL
                                          GROUP SAVINGS PLAN


Date:  June 4, 1999                       By  /s/Robert H. Kennis
                                              ----------------------------------
                                              Robert H. Kennis

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997
                           --------------------------

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                            Financial Statements and
                        Form 5500 Supplemental Schedule G

                     Years ended December 31, 1998 and 1997
                     --------------------------------------


                                Table of Contents

Independent Accountants' Report............................................4-5

Financial Statements:

Statements of Net Assets Available for Plan Benefits.........................7
Statements of Changes in Net Assets Available for Plan Benefits
   With Fund Information.....................................................8
Notes to Financial Statements................................................9
Form 5500 Supplemental Schedules as of and for the year ended
   December 31, 1998........................................................14

27a, Part I -     Schedule of Assets Held for Investment Purposes
27d, Part V -     Schedule of Reportable Transactions

To the Participants and
Plan Administrator of the
Circle International Group
Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------

      We have audited the financial statements and supplemental schedules of the Circle International Group Savings Plan (the Plan) as of December 31, 1998 and 1997, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedules are the responsibility of the Plan's management.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

      Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in Schedule G is the responsibility of the Plan's management.

     The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
June 4, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS



      We consent to the use of our name on our report, dated June 4, 1999, with respect to the financial statements and schedules of the Circle International Group Savings Plan for the years ended December 31, 1998 and 1997, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.




                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
June 4, 1999

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                         December 31,
                                                ------------------------------
                                                    1998              1997
                                                ------------      ------------

Cash                                            $   404,439       $   287,048
Investments, at fair value                       33,334,037        25,674,207
                                                ------------      ------------
   Total assets held for investment purposes     33,738,476        25,961,255

Employer's contribution receivable                  164,597
Participants' contributions receivable               50,094
                                                ------------      ------------
   Net assets available for plan benefits       $33,953,167       $25,961,255
                                                ============      ============


                     See independent accountants' report and
                   accompanying notes to financial statements.

                                               CIRCLE INTERNATIONAL GROUP
                                                      SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                     For the years ended December 31, 1998 and 1997
                                     ----------------------------------------------

                      BZW Barclays Global Investors National Association, Merrill Lynch Investments
                      -----------------------------------------------------------------------------

                                        Circle
                                    International                  S & P 500    3-Way Asset     Income                 International
                                        Group      Money Market      Index       Allocation  Accumulation  Bond Index      Equity
                                      Stock Fund       Fund          Fund           Fund         Fund         Fund          Fund
                                    -------------  ------------   -----------   -----------  ------------  ----------   ------------
Net assets available for plan
   benefits at December 31, 1996     $3,431,891    $2,887,853     $6,294,756    $4,440,502      $58,240       $1,471     $1,866,925
                                     -----------   -----------   ------------   -----------    ---------    ---------    -----------

Employer's contribution                  89,733       154,106        360,423       200,385                                  110,302

Participants' contributions/rollovers   237,920       444,534      1,106,753       552,249                                  307,806

Withdrawals/distributions              (330,180)     (608,211)    (1,080,688)     (588,294)                                (250,902)

Dividends and interest                                150,184        333,452       677,658        3,604          102

Net appreciation (depreciation) in
  fair value of investments             (30,946)       12,490      1,936,354       324,281                        41         20,205

Administrative fees                        (932)       (1,640)        (3,385)       (1,845)                                    (799)

Transfers in (out)                     (112,700)      (71,092)       623,282      (121,711)                                (296,710)
                                     -----------   -----------   ------------   -----------    ---------    ---------    -----------

Increase (decrease) in net assets      (147,105)       80,371      3,276,191     1,042,723        3,604          143       (110,098)
                                     -----------   -----------   ------------   -----------    ---------    ---------    -----------

Net assets available for plan
   benefits at December 31, 1997      3,284,786     2,968,224      9,570,947     5,483,225       61,844        1,614      1,756,827
                                     -----------   -----------   ------------   -----------    ---------    ---------    -----------

Employer's contribution                  82,705       139,563        384,366       196,897                                   91,937

Participants' contributions/rollovers   259,027       398,781      1,145,601       574,890                                  259,452

Withdrawals/distributions              (243,917)     (857,406)    (1,045,511)     (569,553)        (199)        (790)      (253,702)

Dividends and interest                                175,352        729,201       836,212        3,808          102

Net appreciation (depreciation) in
   fair value of investments           (471,615)      122,809      2,014,781       625,605                        45        360,474

Administrative fees                        (789)       (1,555)        (3,168)       (1,748)                                    (700)

Transfers in (out)                      (11,532)    1,887,293       (229,354)      224,221                       (18)      (214,618)
                                     -----------   -----------   ------------   -----------    ---------    ---------    -----------

Increase (decrease) in net assets      (386,121)    1,864,837      2,995,916     1,886,524        3,609         (661)       242,843
                                     -----------   -----------   ------------   -----------    ---------    ---------    -----------

Net assets available for plan
   benefits at December 31, 1998     $2,898,665    $4,833,061    $12,566,863    $7,369,749      $65,453         $953     $1,999,670
                                     ===========   ===========   ============   ===========    =========    =========    ===========



                                              U.S.
                                            Treasury                                               Excess
                                           Allocation                Participant  Contribution  contributions
                                             Fund          Cash         loans      receivable    refundable       Total
                                          -----------    ---------   -----------  ------------  -------------  ------------
Net assets available for plan
   benefits at December 31, 1996          $1,389,524     $143,773    $1,167,294      $255,470     ($35,837)    $21,901,862
                                          -----------    ---------   -----------     ---------    ---------    ------------

Employer's contribution                       69,700                                  (68,630)                     916,019

Participants' contributions/rollovers        177,823                                 (186,840)      35,837       2,676,082

Withdrawals/distributions                   (133,195)      (6,215)     (186,756)       (3,176)                  (3,187,617)

Dividends and interest                        90,536       10,697       123,660                                  1,389,893

Net appreciation (depreciation) in
  fair value of investments                   11,967                                                             2,274,392

Administrative fees                             (726)         (49)                                                  (9,376)

Transfers in (out)                          (116,767)     138,842       (46,320)        3,176                          -
                                          -----------    ---------   -----------     ---------    ---------    ------------

Increase (decrease) in net assets             99,338      143,275      (109,416)     (255,470)      35,837       4,059,393
                                          -----------    ---------   -----------     ---------    ---------    ------------

Net assets available for plan
   benefits at December 31, 1997            1,488,862     287,048     1,057,878           -            -        25,961,255
                                          -----------    ---------   -----------     ---------    ---------    ------------

Employer's contribution                       60,479      (10,016)                     50,094                      996,025

Participants' contributions/rollovers        160,269                                  164,597                    2,962,617

Withdrawals/distributions                    (87,514)      (4,344)     (172,220)                                 (3,235,156)

Dividends and interest                        88,553       19,366       111,547                                  1,964,141

Net appreciation (depreciation) in
   fair value of investments                  15,541       26,109                                                2,693,749

Administrative fees                             (621)        (725)                                                  (9,306)

Transfers in (out)                           634,491       87,001       242,358                                  2,619,842
                                          -----------    ---------   -----------     ---------    ---------    ------------

Increase (decrease) in net assets            871,198      117,391       181,685       214,691          -         7,991,912
                                          -----------    ---------   -----------     ---------    ---------    ------------

Net assets available for plan
   benefits at December 31, 1998          $2,360,060     $404,439    $1,239,563      $214,691     $    -       $33,953,167
                                          ===========    =========   ===========     =========    =========    ============


                                         See independent accountants' report and
                                       accompanying notes to financial statements.


                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997
                           --------------------------

Note 1 - The Plan and its significant accounting policies:

     The following description of the Circle International Group Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1973 by The Harper Group, Inc. to provide benefits to eligible employees. The Plan covers all full-time employees of Circle International Group, Inc. and its affiliated companies: Circle International, Inc., J R Michels, Inc., Alrod International and Circle Trade Services Ltd. (collectively referred to as the Company), who have a minimum of six months of service and are age 18 or older.

     During 1998, the Company purchased Alrod International and approximately $2,620,000 was transferred into the Plan. Effective October 1, 1998, Alrod International employees were eligible to join the Plan.

     During 1998, the Plan was amended to eliminate the waiting period for Company matching contributions, to eliminate the six month service requirement to join the Plan, to allow for participants to make changes to their deferral percentages anytime during the year, to increase the automatic distribution
limit  from  $3,500  to  $5,000  and  to  change  the   definition  of  eligible
compensation.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Merrill Lynch Investments (Merrill Lynch), to act as the trustee. Substantially all expenses incurred for administering the Plan are paid by the Company and investment fees are paid by the Plan.

Investments -

     Investments of the Plan are held by Merrill Lynch and invested in mutual and money market funds and the common stock of Circle International Group, Inc. based solely upon instructions received from participants. Plan assets are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Cash and cash equivalents -

     All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Vesting -

     Participants are immediately vested in their salary deferral, rollover contributions and related earnings. Participants vest ratably in the employer's matching contributions allocated to their account and are fully vested after four years of credited service.

Income taxes -

     The Plan has been amended since receiving its favorable determination letter dated August 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and is exempt from federal income and state franchise taxes.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Employee contributions -

     Participants may elect to have the Company contribute a percentage, up to 15%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations, with the exception of highly compensated employees who are limited to 10% of pre-tax compensation. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 50% of each participant's contribution up to a maximum of 6% of the eligible gross income. The Company's actual contribution is reduced by certain available forfeitures, if any, during the Plan year. Additional elective contributions may be made by the Company. No additional elective contributions were made by the Company during the years ended December 31, 1998 and 1997.

Participant accounts -

     Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions.

Payment of benefits -

     Upon termination the participant or beneficiary will receive benefits in a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed the life expectancy of the participant and his or her beneficiary. Effective 1998, the Plan is allowed to automatically make lump-sum distributions to terminated participants for vested account balances of less than $5,000.

Loans to participants -

     The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Party in interest transactions:

     As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1998 and 1997 was as follows:

      Date           Number of shares         Fair value           Cost
      ----           ----------------         ----------           ----
      1998                223,835             $2,898,665        $3,286,563
      1997                207,635             $3,284,786        $3,548,970

Note 4 - Investments:

     The following table includes the fair values of net assets and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                    1998                1997
                                                    ----                ----

      Certified:

      Circle International Group
         Stock Fund                              $2,898,665         $3,284,786
      Money Market Fund                           4,833,061          2,968,224
      S & P 500 Index Fund                       12,566,863          9,570,947
      3-Way Asset Allocation Fund                 7,369,749          5,483,225
      Income Accumulation Fund                       65,453             61,844
      Bond Index Fund                                   953              1,614
      International Equity Fund                   1,999,670          1,756,827
      U.S. Treasury Allocation Fund               2,360,060          1,488,862
      Cash                                          404,439            287,048

      Uncertified:

      Participant loans                           1,239,563          1,057,878

                                                ------------       ------------
        Net assets available for plan benefits  $33,738,476        $25,961,255
                                                ============       ============

      Certified:

                                                 Years ended December 31,
                                                 1998               1997
                                                 ----               ----

      Dividends and interest                  $ 1,964,141       $ 1,389,893
                                              ===========       ===========
      Net realized and unrealized
         appreciation in fair value
         of investments                       $ 2,693,749       $ 2,274,392
                                              ===========       ===========

In addition, the information in the Form 5500 Supplemental Schedule G has been certified for the year ended December 31, 1998.

Note 5 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Note 6 - Year 2000 compliance (unaudited):

     The Plan, as with most users of computer software, may be required to modify significant portions of its internally used software to enable it to function properly in the year 2000. In addition, the Plan must also insure that its service providers are in compliance with the year 2000 issue. Since the Plan uses mainly third-party software and service providers, it does not anticipate a problem in resolving the year 2000 issue in a timely manner.

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN

                                    FORM 5500

                             SUPPLEMENTAL SCHEDULE G

                                DECEMBER 31, 1998
                                -----------------

                           CIRCLE INTERNATIONAL GROUP
                                  SAVINGS PLAN
                                                            E.I.N.: 94 - 1740320
                                                                     Plan #: 001

       ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998
                                -----------------


(a)         (b)                     (c)                    (d)          (e)
                          Description of investment
     Identity of issue,    including maturity date,
     borrower, lessor,  rate of interest, collateral,                 Current
     or similar party      par or maturity value          Cost         Value
---  ------------------ ----------------------------  ------------  ------------
     Circle Intl        Circle Intl Group Stock Fund  $ 3,548,970   $ 2,898,665
     Merrill Lynch      Money Market Fund               2,968,224     4,833,061
     Merrill Lynch      S&P Index Fund                  8,131,419    12,566,863
     Merrill Lynch      3-Way Asset Allocation Fund     5,288,591     7,369,749
     Merrill Lynch      Income Accumulation Fund           61,844        65,453
     Merrill Lynch      Bond Index Fund                     1,572           953
     Merrill Lynch      International Equity Fund       1,775,405     1,999,670
     Merrill Lynch      US Treasury Allocation Fund     1,476,408     2,360,060
     Merrill Lynch      Cash Account                      287,048       404,439
 *   Participant Loans  8.00%-11.00%                          -       1,239,563
                                                                    ------------
     Total assets held for investment                               $33,738,476
                                                                    ============

 *   Parties-in-interest



                                               CIRCLE INTERNATIONAL GROUP
                                                      SAVINGS PLAN
                                                                                                           E.I.N.: 94 -1740320
                                                                                                                   Plan #: 001

                                 ITEM 27d, PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

                                          For the year ended December 31, 1998
                                          ------------------------------------


    (a)                       (b)                (c)           (d)       (e)        (f)          (g)           (h)           (i)
                      Description of asset                                       Expense                  Current value
                    (including interest rate                                     incurred                  of asset on
Identity of           and maturity in case     Purchase      Selling    Lease      with        Cost of     transaction    Net gain
party involved             of a loan)            price        price     rental  transaction     asset         date        or (loss)
---------------     ------------------------  -----------  -----------  ------  -----------  -----------  -------------  -----------

Merrill Lynch       Int'l Equity Fund         $  942,907                                                   $  942,907
Merrill Lynch       Int'l Equity Fund                      $1,058,738                        $  947,771     1,058,738    $  110,967
Merrill Lynch       Asset Allocation Fund      4,522,019                                                    4,522,019
Merrill Lynch       Asset Allocation Fund                   3,271,481                         2,873,403     3,271,481       398,078
Merrill Lynch       Money Market Fund          5,250,934                                                    5,250,934
Merrill Lynch       Money Market Fund                       3,386,097                         3,386,097     3,386,097             0
Merrill Lynch       S&P 500 Index Fund         6,080,245                                                    6,080,245
Merrill Lynch       S&P 500 Index Fund                      5,109,901                         3,920,898     5,109,901     1,189,004
Merrill Lynch       US Treasury Allocation     1,489,970                                                    1,489,970
Merrill Lynch       US Treasury Allocation                    634,278                           630,297       634,278         3,981
Circle Intl         Circle Intl Group          6,759,446                                                    6,759,446
Circle Intl         Circle Intl Group                       6,708,364                         6,848,590     6,708,364      (140,226)

                                                                       Exhibit 1







                       CONSENT OF INDEPENDENT ACCOUNTANTS


     We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Circle International Group Savings Plan of our report dated June 4, 1999, with respect to the financial statements and schedules of the Circle International Group Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.




                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
June 4, 1999